November 29, 2006

Ms. Jill Davis
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Re:	Wm. Wrigley Jr. Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed February 16, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Filed August 9, 2006
File No. 001-00800

Dear Ms. Davis:

Reference is made to the letter dated November 1, 2006 addressed to William D. Perez, the Chief Executive Officer of Wm. Wrigley Jr. Company, a Delaware corporation (the “Company”), from the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced filings on Form 10-K and 10-Q of the Company (the “Comment Letter”).

On behalf of the Company, I am writing to respond to the Comment Letter.  For the convenience of your review, set forth below are the comments contained in the Comment Letter followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2005

Exhibit 13  2005 Annual Report to Stockholders of the Registrant

Consolidated Statements of Earnings, page 37

1.

Please revise the other income line item to present other income and other (expense) as separate line items.  Also, tell us and disclose in a footnote in table format the components and related amounts included in the revised other income and other expense line items for each period your statement of operations is presented.  Refer to Rule 5-03 (b)(7) and (9) of Regulation S-X.

The items included in the Other Income line in the Company’s Form 10-K for the fiscal year ended December 31, 2005 (the “2005 10-K”), are as follows:

(amounts in 000s)	2005	2004	2003

Investment Income	$15,713	11,872	9,608
Miscellaneous Income	10,028	5,671	5,101
Miscellaneous Expense	(15,769)	(13,387)	(10,806)

Other Income	$9,972	4,156	3,903

Investment Income is primarily interest resulting from cash deposits and short-term highly liquid investments (which are investments that have maturities of less than 90 days).  Miscellaneous Income and Miscellaneous Expense include both non-operating, recurring and non-recurring items.  The items included in Miscellaneous Income and Miscellaneous Expense are not significant as no individual item therein is in excess of two-tenths of one percent of net sales or one percent of earnings before income tax.

In future filings, the Company will replace the Other Income line on the face of the Consolidated Statement of Earnings with the separate line items for Investment Income and Other Income (Expense), net.  In addition, in the Accounting Policies and Notes to Consolidated Financial Statements, the Company will provide the nature of any material transactions included in the Other Income (Expense), net, line.

Consolidated Statement of Cash Flows, page 40

2.

We note that you report cash payments associated with your common stock purchased net of the cash receipts from options exercised for all periods presented.  It appears that you may need to report these amounts gross.  Refer to paragraph 11 of SFAS 95.  Please revise or advise.

The amounts of payments for common stock purchased and cash receipts from options exercised for the fiscal years ended December 31, 2005, 2004 and 2003 are as follows:

(amounts in 000s)	2005	2004	2003

Common stock purchased	$(231,998)	(84,985)	(44,842)
Common stock issued	66,102	56,576	22,310

Common stock purchased, net	$(165,896)	(28,409)	(22,532)

While the Company has not used the above tabular format in its cash flow presentation, the Company has disclosed the amount of cash payments for common stock purchased in the “Consolidated Statement of Stockholder’s Equity” schedule.  In addition, the approximate amount of the cash receipts from options exercised is computable from the information disclosed in the “Stock-Based Compensation Plans” footnote related to the number of option shares exercised each year and the corresponding weighted average exercise price of such exercised option shares.  However, in future filings, the Company will provide disclosure on the face of the Consolidated Statement of Cash Flows of both the amount of cash payments for common stock purchased and the amount of cash receipts from options exercised.

Consolidated Statement of Stockholders’ Equity, page 41

3.

We note your disclosure that foreign currencies, across all regions, strengthened relative to a weaker US Dollar in 2005 which implies that ending exchange rates were greater than rates at the beginning of the period and the average for the period.  Absent certain events or transactions, we would expect that the net assets of your foreign entities, whose functional currency is the local currency, would translate into a greater amount of net assets of US dollar terms relative to the amounts at the beginning of the year.  Such a scenario would result in a period gain to your cumulative translation adjustment account rather than the $72.6 million loss for the year ended December 31, 2005.  Please advise.

The strengthening foreign currencies relative to a weaker U.S. Dollar did not result in a period gain to the Company’s cumulative translation adjustment account because the Company uses an average exchange rate to translate operating results (in accordance with FAS 52) as opposed to exchange rates as of a specific date (which the Company uses to translate the balance sheet amounts at period-end).

More specifically, the Company determines its Statement of Earnings exchange rate using a weighted average foreign currency exchange rate, per paragraph 12 of FAS 52.  In the overview of the MD&A contained in the 2005 Form 10-K, the Company referenced the favorable weighted average translation of foreign currencies on earnings and earnings per share.  In 2005, several foreign countries where the Company has a significant presence saw their weighted average exchange rates strengthen against the dollar compared to 2004.  The table below contains some of the relevant foreign currencies that experienced overall strengthening to the U.S. Dollar on a weighted average basis for 2005 versus 2004.  The rates are based on U.S. Dollar / foreign currency exchange rate.

Currency	2005 Average Rate	2004 Average Rate	% Change Increase

Canada Dollar	0.826574	0.771808	7.1%
Polish Zloty	0.309490	0.276388	12.0%
Czech Koruna	0.041770	0.039123	6.8%
Chinese Renminbi	0.122108	0.120800	1.1%
New Taiwan Dollar	0.031126	0.030005	3.7%

There was essentially no change in the Dollar / Euro weighted average foreign exchange rate in 2005 versus 2004.  The 2005 Dollar / Euro weighted average exchange rate was 1.244028 compared to the 2004 Dollar/Euro rate of 1.24676.

The Company determines its Balance Sheet exchange rate in accordance with paragraph 12 of FAS 52, using currency rates at the balance sheet date.  While there was essentially no change in the weighted average Dollar / Euro exchange rate for 2005 compared to 2004, the Dollar / Euro foreign exchange rate at the two balance sheet dates differed by 15%.  The Dollar / Euro exchange rate as of December 31, 2004 was 1.3567 and at December 31, 2005 the exchange rate was 1.1840, a decrease of 15%.   This change in the Dollar / Euro exchange rate drove over half of the disclosed $72.6 million loss reflected in the cumulative translation adjustment on the balance sheet.

In future filings, the Company will clarify when the weighted average exchange rate or the period-end exchange rate is being used and the related effects on the results of operations or the cumulative translation adjustment account, as applicable.

Summary of Significant Accounting Policies, page 42

Foreign Currency Translation, page 43

4.

Please tell us and disclose in future filings the net amount of gains or losses included in the cumulative translation adjustment with respect to instruments designated and qualified as hedges of your net investment in a foreign operation.  Refer to paragraph 45(c) of SFAS 133.

The net amount of gains or losses on instruments designated and qualified as hedges of the Company’s net investment in foreign operations recorded in the cumulative translation adjustment were:

(amounts in 000s)	2005	2004	2003

Net Investment Hedge Gain / (Loss)	$3,282	(3,514)	394

The Company believes that neither the amount nor the effects of such hedges are material.  If the effects of such hedges become material, the Company will disclose the net gain or loss in future filings.

Earnings per Share, page 44

5.

Please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.  Refer to paragraph 40(c) of SFAS 128.

The only securities that could potentially dilute EPS in the future that were not included in the computation of diluted EPS, because to do so would be antidilutive, were those stock options that were out of the money. There were 756,000 stock options, 2,025,000 stock options and 2,964,000 stock options for the years ended December 31, 2005, 2004 and 2003, respectively, which were not included in the EPS calculation because they were antidilutive.  In future filings, the Company will provide disclosure of any anitdilutive securities excluded from the computation of diluted EPS for the periods presented.

Long-term Debt, page 46

6.

We note that in anticipation of issuing $1 billion of senior notes, you entered into various swap rate lock hedging agreements to mitigate the financial impacts of interest rate fluctuations prior to the pricing date of the senior notes.  The hedging agreements were designed as cash flow hedges and accordingly the change in the hedge’s fair value was recorded in accumulated other comprehensive income.  The agreements matured in July 2005 and you settled for a loss of $11.4 million.  This loss is being amortized over the life of the senior notes.  It appears that the effective portion of the loss on the rate lock agreements should be reported as a component of other comprehensive income and reclassified into earnings in the same periods which the hedged transaction affects earnings.  We note that you are amortizing the $11.4 million loss over the lives of the senior notes.  Please tell us in which account you have classified the unamortized loss.  If the unamortized loss is recorded in an account other than accumulated other comprehensive income, please revise or advise.

As of December 31, 2005 the current portion ($1.4 million) of the unamortized loss was recorded in Other Current Assets and the noncurrent portion ($9.4 million) was recorded in Deferred Charges and Other Assets.  The Company grouped the unamortized hedge loss with the other costs related to the issuance of the senior notes.

The Company acknowledges the hedge loss should be recorded and amortized from Other Comprehensive Income. However, the Company has evaluated the classification in accordance with SAB 99 and concluded it is both quantitatively and qualitatively immaterial as the financial statement impact was de minimus, equaling only 0.5% of stockholder’s equity.  Thus, the Company does not believe a reclassification is warranted.

Restructuring, page 50

7.

Please provide detailed disclosures and quantify the expected effects of the restructuring plans on future earnings and cash flows, as well as the actual savings achieved in later periods.  Significant variances between anticipated and actual savings should be disclosed and the reasons for these variances discussed.  We note no detailed disclosure in your current filings regarding the actual impact of your restructuring on subsequent operating results.  Please revise your disclosure accordingly.  Refer to SAB Topic 5P.

On an annualized basis, the Company expects pre-tax savings and operating cash flow savings in the range of $18 million to $22 million.   These savings will start in 2007, when the restructuring activity will be substantially complete.

In the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2006, the Company will disclose the expected restructuring savings.  Thereafter, the Company will disclose any material variances between the actual savings and the initial expected savings.

Exhibits 31(I) and 31(II) Rule 13a-14(a)/15d-14(a) Certification

8.

Please confirm that the inclusion of your Chief Executive Officer’s and Chief Financial Officer’s titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications.  Please remove the reference to their titles in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-K.

The Company confirms that the inclusion of the titles of Chief Executive Officer and Chief Financial Officer in the introductory paragraphs of the certifications was not intended to limit the capacity in which such individuals provide the certifications.  Such references will not be included in the introductory paragraphs to the certifications of future filings of the Company.

Form 10-Q for the quarterly period ended June 30, 2006

Note 4.  Acquisition, page 5

9.

We note that you allocated a significant portion of the purchase price to acquire certain assets of Kraft Foods to intangible assets with an indefinite life.  Please tell us in more detail what intangible assets, both finite and indefinite, you recognized and the period of amortization for the specific definite lived intangible.  In cases of indefinite lived intangibles, tell us in more detail why you believe that the intangible has an indefinite life.  Please also tell us how you determined the fair value of the intangible assets that you recognized.

As part of the transaction with Kraft Foods Global Inc. to acquire certain confectionery assets, the Company recognized the following intangible assets:

Asset	000s	Definite / Indefinite

Brand Values	$357,495	Indefinite lived
Customer Relationships	10,200	Definite lived

The indefinite lived brand values include values ascribed to the Altoids®, Life Savers® and Crème Savers® and Sugus® brands.  The value of these brands was determined by an independent appraiser utilizing the “Relief from Royalty” income approach.  Our appraiser determined royalty rates based on industry comparables.  These rates, together with historical sales data and representations of future growth projections provided by the Company, were used to determine the value of these brands as of June 25, 2005.

The brands were determined to be indefinite lived because the Company does not see any competitive, economic, legal or other factors that would otherwise limit the period of time over which these brands will contribute to the cash flow of the Company.  These brands, some of which have been in existence for many years, are well recognized in the confectionery industry.  In addition, integral to the Company’s acquisition strategy was to further invest in these brands to secure their continued existence and growth into the future.  The Company’s decision to evaluate the brand value as having an indefinite life was further supported by the independent appraiser’s  decision to apply an indefinite stream of cash flows (via use of a terminal value), in determining the value of these brands.

The Customer Relationships value represents the estimated cost to acquire and maintain those customer accounts the Company would have had to acquire had Kraft not previously established such relationships.  The value was based on an estimated cost to acquire and retain each customer multiplied by the number of major customers acquired from Kraft.  The estimated useful life of these relationships was determined to be 15 years, based on an analysis of the attrition rate for the Company’s existing customer base.

10.

We note your disclosure in Exhibit 99.2 to the Form 8-K filed on July 1, 2005 where you indicate that $1.46 billon to purchase certain assets of Kraft Foods will be offset in part by $300 million in cash tax benefits associated with the amortization of intangible assets.  Please indicate the manner in which you expect to realize such cash tax benefits.  In addition, please provide us a summary of any deferred taxes related to differences between the assigned values and the tax bases of the assets and liabilities recognized in this acquisition.

The $300 million cash tax benefit disclosed in Exhibit 99.2 to the Current Report on Form 8-K filed on July 1, 2005 was based on an estimate of the goodwill and other intangible amounts associated with the acquisition of certain confectionery assets from Kraft Foods Global, Inc.  The cash tax benefit will be realized through the amortization, for U.S. tax purposes, of the goodwill and other intangibles (namely brand value) recognized for tax purposes as part of this acquisition.  Goodwill and other intangibles of $1,170 million were recognized for U.S. tax purposes, and are being amortized over a period of 15 years.  The tax benefit is based on a 38% tax rate on the amortized goodwill and other intangibles amount.  The cash tax benefit is computed based on the net present value of such benefit over the 15 year amortization period.

The Company’s acquisition of certain confectionery assets of Kraft Foods Global, Inc. is an asset purchase for tax purposes.  In an asset purchase, the tax basis of the assets acquired is stepped up.  As a result, there are only a few book / tax basis differences on which to recognize deferred taxes.

A summary of deferred tax assets recognized as a result of differences between the assigned values and tax bases of the acquired assets and liabilities is as follows:

Book / Tax Difference	Def Tax 000s

Reduced Asset Value	$24,280
Restructuring Liabilities	7,642
Valuation Reserve	(14,470)

The Reduced Asset Value is based on the difference between the tax asset value and the assigned asset value, as determined by an independent appraiser.  The assigned asset value incorporates the Company’s intended future use of the acquired assets.  The Restructuring Liabilities represents the future tax benefits which will be recognized as a result of the Company’s plans to close and/or consolidate certain operations acquired from Kraft Foods Global Inc.  The Valuation Reserve is attributable to deferred tax positions that may be challenged by the appropriate tax authorities as to whether certain expense items are deductible for tax purposes in that particular jurisdiction.

Note 7.  Stock-Based Compensation, page 8

11.

We note that you recorded total pre-tax stock-based compensation of $24.3 million for the six months ended June 30, 2006.  Please supplementally confirm to us that all stock-based compensation expenses that relate to cost of sales are presented within cost of sales and reflected within gross margins.

The Company confirms to you that all stock-based compensation expenses that relate to cost of sales were presented within cost of sales and reflected within gross margins in the Quarterly Report on Form 10-Q for the quarter and six month periods ended June 30, 2006 as discussed in the MD&A for operating income regarding changes in gross profit margins.  The breakdown of stock-based compensation costs for the quarter and six-months ended June 30, 2006 is summarized as follows:

(amounts in 000s)	Quarter Ended June 30, 2006	Six Months Ended June 30, 2006

Cost of sales	$3,710	6,155
Selling, general and administrative	11,580	18,109

Total expense	$15,290	24,264

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you may have.  My phone number is (312) 645-4007.

Sincerely,

/s/ Reuben Gamoran

Reuben Gamoran
Senior Vice President and
Chief Financial Officer